SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 2)*

FOUR SEASONS HOTELS INC.
(NAME OF ISSUER)

Limited Voting Shares
(TITLE OF CLASS OF SECURITIES)

3500E104
(CUSIP NUMBER)

Triples Holdings Limited
c/o Four Seasons Hotels Inc.
1165 Leslie Street
Toronto, Ontario, Canada M3C 2K8
Attention: Sarah Cohen

Isadore Sharp
c/o Four Seasons Hotels Inc.
1165 Leslie Street
Toronto, Ontario, Canada M3C 2K8

Copy to:

Ogilvy Renault
1981 McGill College Avenue
Montreal, Quebec, Canada H3A 3C1
Attention: Norman Steinberg

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

January 19, 2007

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 3500E104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
Triples Holdings Limited
IRS 00-0000000

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☒
	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
00

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Toronto, Ontario, Canada

	7	SOLE VOTING POWER
3,725,698(1)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
3,725,698(1)

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
3,725,698(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.1%(2)

14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1) The Reporting Persons beneficially own 3,725,698 Variable Multiple Voting Shares. The Variable Multiple Voting Shares are convertible into Limited Voting Shares on a one-for-one basis at any time at the option of the holder and automatically upon certain transfers thereof.

(2) The Limited Voting Shares into which the 3,725,698 Variable Multiple Voting Shares are convertible represent 10.1% of the Limited Voting Shares, when calculated based on 33,078,418 Limited Voting Shares and 3,725,698 Variable Multiple Voting Shares, in each case outstanding on September 30, 2006, as reported on the Issuer’s Form 6-K filed on November 9, 2006. The Reporting Persons own 100% of the Variable Multiple Voting Shares. The Variable Multiple Voting Shares are convertible into Limited Voting Shares on a one-for-one basis at any time at the option of the holder and automatically upon certain transfers thereof. Each Limited Voting Share entitles the holder to one vote and, as reported on the Issuer’s Management Information Circular provided as an Exhibit to the Issuer’s Form 6-K filed on April 12, 2006, as of April 4, 2006, each Variable Multiple Voting Share entitles the holder to 16.15 votes. As of April 4, 2006, the votes attaching to the outstanding Variable Multiple Voting Shares represent approximately 64.56% of the votes attaching to all outstanding voting securities of the Issuer.

SCHEDULE 13D/A
CUSIP No. 3500E104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
Isadore Sharp
IRS 00-0000000

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☒
	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
00

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Toronto, Ontario, Canada

	7	SOLE VOTING POWER
-0-
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

	8	SHARED VOTING POWER
3,725,698(3)(4)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
3,725,698(3)(4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
3,725,698(3)(4)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.1%(5)

14	TYPE OF REPORTING PERSON (See Instructions)
IN

(3) The Reporting Persons beneficially own 3,725,698 Variable Multiple Voting Shares. The Variable Multiple Voting Shares are convertible into Limited Voting Shares on a one-for-one basis at any time at the option of the holder and automatically upon certain transfers thereof.

(4) For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all of the Variable Multiple Voting Shares owned by Triples Holdings Limited are deemed, for U.S. securities law purposes, to be beneficially owned by Isadore Sharp, as the sole director and controlling shareholder of Triples Holdings Limited. Sarah Cohen is an officer of Triples Holdings Limited; Ms. Cohen disclaims any beneficial ownership of the Variable Multiple Voting Shares beneficially owned by Triples Holdings Limited.

(5) The Limited Voting Shares into which the 3,725,698 Variable Multiple Voting Shares are convertible represent 10.1% of the Limited Voting Shares, when calculated based on 33,078,418 Limited Voting Shares and 3,725,698 Variable Multiple Voting Shares, in each case outstanding on September 30, 2006, as reported on the Issuer’s Form 6-K filed on November 9, 2006. The Reporting Persons own 100% of the outstanding Variable Multiple Voting Shares. The Variable Multiple Voting Shares are convertible into Limited Voting Shares on a one-for-one basis at any time at the option of the holder and automatically upon certain transfers thereof. Each Limited Voting Share entitles the holder to one vote and, as reported on the Issuer’s Management Information Circular provided as an Exhibit to the Issuer’s Form 6-K filed on April 12, 2006, as of April 4, 2006, each Variable Multiple Voting Share entitles the holder to 16.15 votes. As of April 4, 2006, the votes attaching to the outstanding Variable Multiple Voting Shares represent approximately 64.56% of the votes attaching to all outstanding voting securities of the Issuer.

                    This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on November 8, 2006 and amended on December 27, 2006 (the “Schedule 13D”) with respect to the Limited Voting Shares of Four Seasons Hotels Inc. (the “Issuer”), a Canadian corporation. The principal executive offices of the Issuer are located at 1165 Leslie Street, Toronto, Ontario, Canada M3C 2K8. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to
Securities of the Issuer.

                    The response set forth in Item 6 of the Schedule 13D, as previously amended, is hereby further amended by adding to the end of Item 6 the following:

                    On January 19, 2007, the Investors amended the Funding and Cooperation Agreement to provide that the Funding and Cooperation Agreement shall terminate at 5:00 PM on February 2, 2007 (unless an acquisition agreement is executed and delivered on or before such date). Amendment No. 2 to the Funding and Cooperation Agreement is filed as Exhibit 99.7 to this Schedule 13D and is incorporated herein by reference.

Item 7.         Material to be filed as Exhibits.

                    The response set forth in Item 7 of the Schedule 13D is hereby amended by adding to the end of Item 7 the following:

99.7 Amendment No. 2, dated January 19, 2007, to the Funding and
                                         Cooperation Agreement, dated November 3, 2006, as amended on
                                         December 27, 2006, by and among Kingdom Hotels International, Isadore
Sharp, Triples Holdings Limited and Cascade Investment, L.L.C.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2007

TRIPLES HOLDINGS LIMITED

By:	/s/ Isadore Sharp______________

Name: Isadore Sharp
Title: President

/s/ Isadore Sharp_____________
Isadore Sharp